[LOGO]  IBB INTERNATIONAL (CANADA) LTD
        1555 West 8th Avenue,
        Vancouver, B.C., Canada   V6J 1T5
        Telephone: (604) 683-5700 Ext. 315    Fax: (604) 648-8029
        Email:  etsen@ibbgold.com

April 12, 2006

Securities and Exchange Commission
100 F Street, NE
CF  / AD11
Washington, DC 20549-3561

Attn: Kathleen Kerrigan

Dear Kathleen:

      Re: Allura International Inc.

I am requesting an extension to April 30, 2006 to complete the responses to your comment letter dated February 14, 2006.

Our current delay is due to our staff shortages and the preparation of year end. We are committed to meet the deadline of April 30.

If you have any questions, please do not hesitate to give me call.

Thank you.

Yours truly,




Emily Tsen, CA
CFO/VP Operations